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                                                                    EXHIBIT 21.1

                   SUBSIDIARIES OF PRINCETON VIDEO IMAGE, INC.

Publicidad Virtual, S.A. de C.V., a Mexican corporation
Princeton Video Image Europe, N.V., a Belgian corporation
Princeton Video Image Israel, Ltd., an Israeli company
Princeton Video Image Latin America, LLC, a New Jersey limited liability company PVI LA, LLC, a Delaware limited liability company
Publicidade Virtual Latina America L.T.D.A., a Brazilian company